

IVY FUNDS
INVESTED 529 PLAN℠

Semiannual Report

JUNE 30, 2016

INVESTED PORTFOLIOS	Ticker
InvestEd Growth Portfolio	WAGRX
InvestEd Balanced Portfolio	WBLAX
InvestEd Conservative Portfolio	WICAX

CONTENTS

This report is submitted for the general information of the shareholders of InvestEd Portfolios. It is not authorized for distribution to prospective investors in the Portfolios unless preceded or accompanied by a current InvestEd Portfolios prospectus along with the InvestEd Program Overview and Ivy Funds InvestEd 529 Plan Account Application.

Non-residents of Arizona or taxpayers of states other than Arizona should consider participating in the 529 plan(s) available in their state of residence, as such plan(s) may offer more favorable state income tax or other benefits than those offered under the Ivy Funds InvestEd 529 Plan. Please consult your CPA or other tax advisor regarding your personal tax situation.

PRESIDENT'S LETTER INVESTED PORTFOLIOS

JUNE 30, 2016 (UNAUDITED)


Henry J. Herrmann, CFA

Dear Shareholder,

Over the six months since our last report to you, the financial markets experienced significant volatility, despite moderate economic growth in the U.S.

Concerns about global economic growth, the direction of interest rates, fluctuation in oil prices and the U.S. presidential election are all contributors to the volatility.

Financial markets dislike uncertainty. We believe that the roller coaster ride in stocks is not finished. Volatility is likely to continue. Regardless, we still expect moderate positive returns for 2016.

Despite the uncertain backdrop, the U.S. economic expansion has continued. The U.S. is the relative bright spot, supported primarily by the U.S. consumer, who is benefitting from lower energy prices, lower inflation in general and an improved labor market. Demand for cars, homes and furnishings is strong.

When interest rates in the U.S. will rise, and by how much, remains an area of focus. Markets reacted negatively when the Federal Reserve raised rates slightly in December and seemed to imply more increases were likely. However, global economic concerns, fueled in June by Britain's vote to leave the European Union, altered the timetable. Future rate increases will be slow to develop. Job growth and inflation will be the most important determinants of central bank policy.

Overseas, the European Central Bank and Bank of Japan are actively engaged in aggressive easing. As yet, these steps are not leading to strengthening economic activity.

China, in the face of economic softening, has turned toward more aggressive stimulus. We believe moderate economic acceleration is likely in China in 2016, which should be beneficial to broader global growth.

While challenges remain, we do see potential catalysts for growth in several areas and industries and our team continues to seek investment opportunities around the globe.

Economic Snapshot

	6/30/2016	12/31/2015
S&P 500 Index	2,098.86	2,043.94
MSCI EAFE Index	1,608.45	1,716.28
10-Year Treasury Yield	1.49%	2.27%
U.S. unemployment rate	4.90%	5.00%
30-year fixed mortgage rate	3.48%	4.01%
Oil price per barrel	$ 48.33	$ 37.04

Sources: Bloomberg, U.S. Department of Labor, MBA, CME

All government statistics shown are subject to periodic revision. The S&P 500 Index is an unmanaged index that tracks the stocks of 500 primarily large-cap U.S. companies. MSCI EAFE Index is an unmanaged index comprised of securities that represent the securities markets in Europe, Australasia and the Far East. It is not possible to invest directly in any of these indexes. Mortgage rates are from BankRate and reflect the overnight national average rate on a conventional 30-year fixed loan. Oil prices reflect the market price of West Texas intermediate grade crude.

Respectfully,

Henry J. Herrmann, CFA
President

The opinions expressed in this letter are those of the President of InvestEd Portfolios and are current only through the end of the period of the report, as stated on the cover. The President's views are subject to change at any time, based on market and other conditions, and no forecasts can be guaranteed.

Expense Example

As a shareholder of a Portfolio, you incur two types of costs: (1) transaction costs, including sales charges (loads) on purchase payments and exchange fees; and (2) ongoing costs, including management fees, distribution and service fees, and other Portfolio expenses. The following table is intended to help you understand your ongoing costs (in dollars) of investing in a Portfolio and to compare these costs with the ongoing costs of investing in other mutual funds. As a shareholder in the underlying Waddell & Reed Advisors Funds, your Portfolio will indirectly bear its pro rata share of the expenses incurred by the underlying funds. These expenses are not included in a Portfolio's annualized expense ratio or the expenses paid during the period. These expenses are, however, included in the effective expenses paid during the period. The example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended June 30, 2016.

Actual Expenses

The first section in the following table provides information about actual account values and actual expenses. You may use the information in this section, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, a $7,500 account value divided by $1,000 = 7.5), then multiply the result by the number in the first section under the heading entitled "Expenses Paid during Period" to estimate the expenses you paid on your account during this period. There may be additional fees charged to holders of certain accounts that are not included in the expenses shown in the table. You should consider the additional fees that were charged to your Portfolio account over the six-month period when you estimate the total ongoing expenses paid over the period and the impact of these fees on your ending account value as such additional expenses are not reflected in the information provided in the expense table. Additional fees have the effect of reducing investment returns.

Hypothetical Example for Comparison Purposes

The second section in the following table provides information about hypothetical account values and hypothetical expenses based on the Portfolio's actual expense ratio and an assumed rate of return of five percent per year before expenses, which is not the Portfolio's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Portfolio and other funds. To do so, compare this five percent hypothetical example with the five percent hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs, such as sales charges (loads), or exchange fees. Therefore, the second section of the table is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

	Actual[1]			Hypothetical[2]			Annualized Expense Ratio Based on the Six-Month Period
Portfolio	Beginning Account Value 12-31-15	Ending Account Value 6-30-16	Expenses Paid During Period*	Beginning Account Value 12-31-15	Ending Account Value 6-30-16	Expenses Paid During Period*	
InvestEd Growth Portfolio	$1,000	$ 978.60	$1.19	$1,000	$1,023.62	$1.21	0.25%
InvestEd Balanced Portfolio	$1,000	$ 988.60	$1.19	$1,000	$1,023.62	$1.21	0.25%
InvestEd Conservative Portfolio	$1,000	$1,009.60	$1.21	$1,000	$1,023.62	$1.21	0.25%

*Portfolio expenses are equal to the Portfolio's annualized expense ratio (provided in the table), multiplied by the average account value over the period, multiplied by 182 days in the six-month period ended June 30, 2016, and divided by 366.

[1]This section uses the Portfolio's actual total return and actual Portfolio expenses. It is a guide to the actual expenses paid by the Portfolio in the period. The "Ending Account Value" shown is computed using the Portfolio's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Portfolio. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the last column of this section.

[2]This section uses a hypothetical five percent annual return and actual Portfolio expenses. It helps to compare the Portfolio's ongoing costs with other mutual funds. A shareholder can compare the Portfolio's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other Portfolios.

The above illustration is based on ongoing costs only and does not include any transactional costs, such as sales loads or exchange fees.

PORTFOLIO HIGHLIGHTS

ALL DATA IS AS OF JUNE 30, 2016 (UNAUDITED)

InvestEd Growth Portfolio – Asset Allocation

Waddell & Reed Advisors Vanguard Fund, Class Y	30.3%
Waddell & Reed Advisors Global Growth Fund, Class Y	25.0%
Waddell & Reed Advisors New Concepts Fund, Class Y	21.5%
Ivy Limited-Term Bond Fund, Class R6	10.7%
Waddell & Reed Advisors Small Cap Fund, Class Y	8.1%
Waddell & Reed Advisors Core Investment Fund, Class Y	2.1%
Waddell & Reed Advisors Dividend Opportunities Fund, Class Y	1.1%
Waddell & Reed Advisors Value Fund, Class Y	1.0%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	0.2%

InvestEd Balanced Portfolio – Asset Allocation

Waddell & Reed Advisors Core Investment Fund, Class Y	20.9%
Waddell & Reed Advisors Vanguard Fund, Class Y	20.8%
Waddell & Reed Advisors Global Growth Fund, Class Y	17.9%
Waddell & Reed Advisors Global Bond Fund, Class Y	15.8%
Ivy Limited-Term Bond Fund, Class R6	15.7%
Waddell & Reed Advisors New Concepts Fund, Class Y	5.7%
Waddell & Reed Advisors Value Fund, Class Y	2.0%
Waddell & Reed Advisors Dividend Opportunities Fund, Class Y	1.0%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	0.2%

InvestEd Conservative Portfolio – Asset Allocation

Ivy Limited-Term Bond Fund, Class R6	38.4%
Waddell & Reed Advisors Core Investment Fund, Class Y	36.0%
Waddell & Reed Advisors Global Bond Fund, Class Y	20.2%
Waddell & Reed Advisors Value Fund, Class Y	5.1%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	0.3%

The percentages of investments in the underlying funds may not currently be within the target allocation ranges disclosed in the Portfolios' prospectus due to market movements; these percentages are expected to change over time, and deviation from the target allocation ranges due to market movements is permitted by the prospectus.

+ Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

SCHEDULE OF INVESTMENTS INVESTED PORTFOLIOS *(in thousands)*

JUNE 30, 2016 (UNAUDITED)

InvestEd Growth Portfolio

AFFILIATED MUTUAL FUNDS	Shares	Value
Ivy Limited-Term Bond Fund, Class R6	1,322	$ 14,486
Waddell & Reed Advisors Core Investment Fund, Class Y	450	2,755
Waddell & Reed Advisors Dividend Opportunities Fund, Class Y	94	1,419
Waddell & Reed Advisors Global Growth Fund, Class Y	3,099	33,809
Waddell & Reed Advisors New Concepts Fund, Class Y	2,770	29,030
Waddell & Reed Advisors Small Cap Fund, Class Y	659	10,967
Waddell & Reed Advisors Value Fund, Class Y	102	1,367
Waddell & Reed Advisors Vanguard Fund, Class Y	4,165	40,982
TOTAL AFFILIATED MUTUAL FUNDS – 99.8%		$134,815
(Cost: $144,135)		

SHORT-TERM SECURITIES	Principal	
Master Note – 0.2%		
Toyota Motor Credit Corp., 0.590%, 7-6-16 (A)	$ 329	329
TOTAL SHORT-TERM SECURITIES – 0.2%		$ 329
(Cost: $329)		
TOTAL INVESTMENT SECURITIES – 100.0%		$135,144
(Cost: $144,464)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.0%		22
NET ASSETS – 100.0%		$135,166

Notes to Schedule of Investments

(A)Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2016. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2016. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Affiliated Mutual Funds	$134,815	$ —	$—
Short-Term Securities	—	329	—
Total	$134,815	$329	$—

During the period ended June 30, 2016, there were no transfers between Level 1 and 2.

InvestEd Balanced Portfolio

AFFILIATED MUTUAL FUNDS	Shares	Value
Ivy Limited-Term Bond Fund, Class R6	2,304	$ 25,255
Waddell & Reed Advisors Core Investment Fund, Class Y	5,509	33,717
Waddell & Reed Advisors Dividend Opportunities Fund, Class Y	110	1,653
Waddell & Reed Advisors Global Bond Fund, Class Y	6,997	25,469
Waddell & Reed Advisors Global Growth Fund, Class Y	2,642	28,825
Waddell & Reed Advisors New Concepts Fund, Class Y	883	9,252
Waddell & Reed Advisors Value Fund, Class Y	239	3,185
Waddell & Reed Advisors Vanguard Fund, Class Y	3,397	33,427
TOTAL AFFILIATED MUTUAL FUNDS – 99.8%		$160,783
(Cost: $170,762)		

SHORT-TERM SECURITIES	Principal	
Master Note – 0.3%		
Toyota Motor Credit Corp., 0.590%, 7-6-16 (A)	$ 417	417
TOTAL SHORT-TERM SECURITIES – 0.3%		$ 417
(Cost: $417)		
TOTAL INVESTMENT SECURITIES – 100.1%		$161,200
(Cost: $171,179)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.1)%		(113)
NET ASSETS – 100.0%		$ 161,087

Notes to Schedule of Investments

(A)Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2016. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2016. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Affiliated Mutual Funds	$160,783	$ —	$—
Short-Term Securities	—	417	—
Total	$160,783	$417	$—

During the period ended June 30, 2016, there were no transfers between Level 1 and 2.

InvestEd Conservative Portfolio

AFFILIATED MUTUAL FUNDS	Shares	Value
Ivy Limited-Term Bond Fund, Class R6	3,834	$ 42,026
Waddell & Reed Advisors Core Investment Fund, Class Y	6,448	39,459
Waddell & Reed Advisors Global Bond Fund, Class Y	6,079	22,126
Waddell & Reed Advisors Value Fund, Class Y	420	5,605
TOTAL AFFILIATED MUTUAL FUNDS – 99.7%		$ 109,216
(Cost: $117,615)		

SHORT-TERM SECURITIES	Principal	
Master Note – 0.6%		
Toyota Motor Credit Corp., 0.590%, 7-6-16 (A)	$ 604	604
TOTAL SHORT-TERM SECURITIES – 0.6%		$ 604
(Cost: $604)		
TOTAL INVESTMENT SECURITIES – 100.3%		$109,820
(Cost: $118,219)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.3)%		(332)
NET ASSETS – 100.0%		$109,488

Notes to Schedule of Investments

(A)Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2016. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2016. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Affiliated Mutual Funds	$109,216	$ —	$—
Short-Term Securities	—	604	—
Total	$109,216	$604	$—

During the period ended June 30, 2016, there were no transfers between Level 1 and 2.

See accompanying Notes to Financial Statements.

STATEMENTS OF ASSETS AND LIABILITIES

INVESTED PORTFOLIOS

AS OF JUNE 30, 2016 (UNAUDITED)

(In thousands, except per share amounts)	InvestEd Growth Portfolio	InvestEd Balanced Portfolio	InvestEd Conservative Portfolio
ASSETS			
Investments in unaffiliated securities at value+	$ 329	$ 417	$ 604
Investments in affiliated mutual funds at market value+	134,815	160,783	109,216
Investments at Market Value	135,144	161,200	109,820
Cash	1	1	1
Investment securities sold receivable	—	24	5
Dividends and interest receivable	3	5	7
Capital shares sold receivable	174	115	30
Total Assets	135,322	161,345	109,863
LIABILITIES			
Investment securities purchased payable	6	48	—
Capital shares redeemed payable	150	210	375
Distribution and service fees payable	—*	—*	—*
Total Liabilities	156	258	375
Total Net Assets	$135,166	$161,087	$109,488
NET ASSETS			
Capital paid in (shares authorized – unlimited)	$130,985	$157,464	$ 112,016
Undistributed net investment income	177	1,442	1,553
Accumulated net realized gain	13,324	12,160	4,318
Net unrealized depreciation	(9,320)	(9,979)	(8,399)
Total Net Assets	$135,166	$161,087	$109,488
CAPITAL SHARES OUTSTANDING	11,797	14,248	10,437
NET ASSET VALUE PER SHARE	$ 11.46	$ 11.31	$ 10.49
+COST			
Investments in unaffiliated securities at cost	$ 329	$ 417	$ 604
Investments in affiliated mutual funds at cost	144,135	170,762	117,615

** Not shown due to rounding.*

See Accompanying Notes to Financial Statements.

FOR THE SIX MONTHS ENDED JUNE 30, 2016 (UNAUDITED)

(In thousands)	InvestEd Growth Portfolio	InvestEd Balanced Portfolio	InvestEd Conservative Portfolio
INVESTMENT INCOME			
Dividends from affiliated mutual funds	$ 28	$ 260	$ 237
Interest and amortization from unaffiliated securities	1	1	2
Total Investment Income	29	261	239
EXPENSES			
Distribution and service fees	167	197	129
Net Investment Income (Loss)	(138)	64	110
REALIZED AND UNREALIZED GAIN (LOSS)			
Net realized gain (loss) on:			
Investments in affiliated mutual funds	496	335	(346)
Net change in unrealized appreciation (depreciation) on:			
Investments in affiliated mutual funds	(3,426)	(2,293)	1,341
Net Realized and Unrealized Gain (Loss)	(2,930)	(1,958)	995
Net Increase (Decrease) in Net Assets Resulting from Operations	$(3,068)	$(1,894)	$1,105

See Accompanying Notes to Financial Statements.

STATEMENTS OF CHANGES IN NET ASSETS

(In thousands)	InvestEd Growth Portfolio		InvestEd Balanced Portfolio		InvestEd Conservative Portfolio	
	Six months ended 6-30-16 (Unaudited)	Year ended 12-31-15	Six months ended 6-30-16 (Unaudited)	Year ended 12-31-15	Six months ended 6-30-16 (Unaudited)	Year ended 12-31-15
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income (loss)	$ (138)	$ 317	$ 64	$ 1,383	$ 110	$ 1,457
Net realized gain (loss) on investments	496	12,839	335	11,837	(346)	4,699
Net change in unrealized appreciation (depreciation)	(3,426)	(11,447)	(2,293)	(11,962)	1,341	(7,584)
Net Increase (Decrease) in Net Assets Resulting from Operations	(3,068)	1,709	(1,894)	1,258	1,105	(1,428)
Distributions to Shareholders From:						
Net investment income	—	(575)	—	(1,998)	—	(1,905)
Net realized gains	—	(16,018)	—	(11,272)	—	(6,563)
Total Distributions to Shareholders	—	(16,593)	—	(13,270)	—	(8,468)
Capital Share Transactions	(3,503)	12,939	989	11,524	5,826	12,981
Net Increase (Decrease) in Net Assets	(6,571)	(1,945)	(905)	(488)	6,931	3,085
Net Assets, Beginning of Period	141,737	143,682	161,992	162,480	102,557	99,472
Net Assets, End of Period	$135,166	$ 141,737	$161,087	$161,992	$109,488	$102,557
Undistributed net investment income	$ 177	$ 315	$ 1,442	$ 1,378	$ 1,553	$ 1,443

See Accompanying Notes to Financial Statements.

FINANCIAL HIGHLIGHTS

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
InvestEd Growth Portfolio							
Six-month period ended							
6-30-2016 (unaudited)	$ 11.71	$(0.01)	$(0.24)	$(0.25)	$ —	$ —	$ —
Year ended 12-31-2015	13.13	0.03	0.11	0.14	(0.05)	(1.51)	(1.56)
Year ended 12-31-2014	14.27	0.06	0.70	0.76	(0.14)	(1.76)	(1.90)
Year ended 12-31-2013	11.53	0.13	2.98	3.11	—	(0.37)	(0.37)
Year ended 12-31-2012	10.94	0.06	1.17	1.23	(0.06)	(0.58)	(0.64)
Year ended 12-31-2011	12.34	0.06	(0.62)	(0.56)	(0.19)	(0.65)	(0.84)
InvestEd Balanced Portfolio							
Six-month period ended							
6-30-2016 (unaudited)	11.44	0.00*	(0.13)	(0.13)	—	—	—
Year ended 12-31-2015	12.38	0.11	(0.03)	0.08	(0.15)	(0.87)	(1.02)
Year ended 12-31-2014	13.12	0.17	0.41	0.58	(0.21)	(1.11)	(1.32)
Year ended 12-31-2013	11.24	0.22	1.92	2.14	—	(0.26)	(0.26)
Year ended 12-31-2012	10.62	0.15	0.88	1.03	(0.14)	(0.27)	(0.41)
Year ended 12-31-2011	11.53	0.14	(0.41)	(0.27)	(0.15)	(0.49)	(0.64)
InvestEd Conservative Portfolio							
Six-month period ended							
6-30-2016 (unaudited)	10.39	0.01	0.09	0.10	—	—	—
Year ended 12-31-2015	11.46	0.16	(0.31)	(0.15)	(0.21)	(0.71)	(0.92)
Year ended 12-31-2014	12.10	0.24	0.18	0.42	(0.29)	(0.77)	(1.06)
Year ended 12-31-2013	10.90	0.31	1.06	1.37	—	(0.17)	(0.17)
Year ended 12-31-2012	10.54	0.31	0.42	0.73	(0.30)	(0.07)	(0.37)
Year ended 12-31-2011	10.54	0.37	0.00	0.37	(0.37)	—	(0.37)

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Annualized.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets	Ratio of Net Investment Income (Loss) to Average Net Assets	Portfolio Turnover Rate
InvestEd Growth Portfolio						
Six-month period ended						
6-30-2016 (unaudited)	$ 11.46	-2.14%	$135	0.25%[3]	-0.21%[3]	14%
Year ended 12-31-2015	11.71	1.16	142	0.25	0.22	17
Year ended 12-31-2014	13.13	5.70	144	0.25	0.41	29
Year ended 12-31-2013	14.27	27.05	141	0.25	1.04	37
Year ended 12-31-2012	11.53	11.21	115	0.25	0.47	36
Year ended 12-31-2011	10.94	-4.54	114	0.25	0.49	69
InvestEd Balanced Portfolio						
Six-month period ended						
6-30-2016 (unaudited)	11.31	-1.14	161	0.25[3]	0.08[3]	19
Year ended 12-31-2015	11.44	0.72	162	0.25	0.84	15
Year ended 12-31-2014	12.38	4.72	162	0.25	1.27	20
Year ended 12-31-2013	13.12	19.11	152	0.25	1.84	42
Year ended 12-31-2012	11.24	9.72	124	0.25	1.30	30
Year ended 12-31-2011	10.62	-2.30	109	0.25	1.26	107
InvestEd Conservative Portfolio						
Six-month period ended						
6-30-2016 (unaudited)	10.49	0.96	109	0.25[3]	0.22[3]	54
Year ended 12-31-2015	10.39	-1.29	103	0.25	1.41	34
Year ended 12-31-2014	11.46	3.66	99	0.25	1.97	30
Year ended 12-31-2013	12.10	12.56	91	0.25	2.72	42
Year ended 12-31-2012	10.90	6.92	80	0.25	2.83	52
Year ended 12-31-2011	10.54	3.54	68	0.25	3.49	125

See Accompanying Notes to Financial Statements.

1. ORGANIZATION

The Ivy Funds InvestEd 529 Plan ("InvestEd Plan") was established under the Arizona Family College Savings Program (the "Program"). InvestEd Portfolios, a Delaware statutory trust (the "Trust"), is registered under the Investment Company Act of 1940 as an open-end management investment company. The Program was established by the State of Arizona as a qualified state tuition program in accordance with Section 529 of the Internal Revenue Code. InvestEd Plan is offered to Arizona residents and nationally. InvestEd Plan accounts are held in the name and for the benefit of the Arizona Commission for Post-Secondary Education in its capacity as Trustee of the Family College Savings Program Trust Fund ("Trust Fund"). An investment in the Program constitutes a purchase of an interest in the Trust Fund, a municipal fund security. The Trust Fund invests in the Trust and other investment options. InvestEd Growth Portfolio, InvestEd Balanced Portfolio and InvestEd Conservative Portfolio (each, a "Portfolio") are series of the Trust. The assets belonging to each Portfolio are held separately by the transfer agent for the underlying funds and the custodian. The capital shares of each Portfolio represent a pro rata beneficial interest in the principal, net income and realized and unrealized capital gains or losses of its respective investments and other assets.

Accounts opened through the InvestEd Plan are not insured by the State of Arizona, the Trust Fund, the Arizona Commission for Post Secondary Education, or any other governmental entity, Waddell & Reed, Inc. ("W&R"), or any affiliated or related party and neither the principal invested nor the investment return is guaranteed by any of the above referenced parties. InvestEd Plan accounts are subject to the Federal tax laws and the laws, rules and regulations governing the Program. Any changes in such laws, rules or regulations may affect participation in, and the benefits of, the InvestEd Plan. The InvestEd Plan may be modified to comply with such changes.

2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies consistently followed by each Portfolio.

Security Transactions and Related Investment Income. Security transactions are accounted for on the trade date (date the order to buy or sell is executed). Securities gains and losses are calculated on the identified cost basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

Income Taxes. It is the policy of each Portfolio to distribute all of its taxable income and capital gains to its shareholders and otherwise qualify as a regulated investment company under Subchapter M of the Internal Revenue Code. In addition, each Portfolio intends to pay distributions as required to avoid imposition of excise tax. Accordingly, no provision has been made for Federal income taxes. The Portfolios file income tax returns in U.S. federal and applicable state jurisdictions. The Portfolios' tax returns are subject to examination by the relevant taxing authority until expiration of the applicable statute of limitations, which is generally three years after the filing of the tax returns. Management of the Trust periodically reviews all tax positions to assess that it is more likely than not that the position would be sustained upon examination by the relevant tax authority based on the technical merits of each position. As of the date of these financial statements, management believes that no liability for unrecognized tax positions is required.

Dividends and Distributions to Shareholders. Dividends and distributions to shareholders are recorded by each Portfolio on the business day following record date. Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations which may differ from accounting principles generally accepted in the United States of America ("U.S. GAAP"). If the total dividends and distributions made in any tax year exceeds net investment income and accumulated realized capital gains, a portion of the total distribution may be treated as a tax return of capital.

Concentration of Market and Credit Risk. Because the Portfolio invests substantially all of its assets in Waddell & Reed mutual funds ("Underlying Waddell & Reed Funds"), the risks associated with investing in the Portfolios are closely related to the risks associated with the securities and other investments held by the Underlying Waddell & Reed Funds.

In the normal course of business, the Underlying Waddell & Reed Funds may invest in securities and enter into transactions where risks exist due to fluctuations in the market (market risk) or failure of the issuer of a security to meet all its obligations (issuer credit risk). The value of securities held by the Underlying Waddell & Reed Funds may decline in response to certain events, including those directly involving the issuers whose securities are owned by the Underlying Waddell & Reed Funds; conditions affecting the general economy; overall market changes; local, regional or global political, social or economic instability; and currency and interest rate and price fluctuations. Similar to issuer credit risk, the Underlying Waddell & Reed Funds may be exposed to counterparty credit risk, or the risk that an entity with which the Underlying Waddell & Reed Funds have unsettled or open transactions may fail to or be unable to perform on its commitments. The Underlying Waddell & Reed Funds manage counterparty credit risk by entering into transactions only with counterparties that they believe have the financial resources to honor their obligations and by monitoring the financial stability of those counterparties. Financial assets, which potentially expose the Underlying Waddell & Reed Funds to market, issuer and counterparty credit risks, consist principally of financial instruments and receivables due from counterparties.

Certain Underlying Waddell & Reed Funds may hold high-yield and/or non-investment-grade bonds, which may be subject to a greater degree of credit risk. Credit risk relates to the ability of the issuer to meet interest or principal payments or both as they become due. The Underlying Waddell & Reed Funds may acquire securities in default and are not obligated to dispose of securities whose issuers subsequently default.

Certain Underlying Waddell & Reed Funds may enter into financial instrument transactions (such as swaps, futures, options and other derivatives) that may have off-balance sheet market risk. Off-balance sheet market risk exists when the maximum potential loss on a particular financial instrument is greater than the value of such financial instrument.

If an Underlying Waddell & Reed Funds invests directly in foreign currencies or in securities that trade in, and receive revenues in, foreign currencies, or in financial derivatives that provide exposure to foreign currencies, it will be subject to the risk that those currencies will decline in value relative to the base currency of the Underlying Waddell & Reed Funds, or, in the case of hedging positions, that the Underlying Waddell & Reed Fund's base currency will decline in value relative to the currency being hedged. Currency rates in foreign countries may fluctuate significantly over short periods of time for a number of reasons, including changes in interest rates, intervention (or the failure to intervene) by U.S. or foreign governments, central banks or supranational entities such as the International Monetary Fund, or by the imposition of currency controls or other political developments in the United States or abroad.

Indemnifications. The Trust's organizational documents provide current and former Trustees and Officers with a limited indemnification against liabilities arising in connection with the performance of their duties to the Trust. In the normal course of business, the Trust may also enter into contracts that provide general indemnification. The Trust's maximum exposure under these arrangements is unknown and is dependent on future claims that may be made against the Trust. The risk of material loss from such claims is considered remote.

Basis of Preparation. Each Portfolio is an investment company and follows accounting and reporting guidance in the Financial Accounting Standards Board ("FASB") Accounting Standards Codification Topic 946 ("ASC 946"). The accompanying financial statements were prepared in accordance with U.S. GAAP, including but not limited to ASC 946. U.S. GAAP requires the use of estimates made by management. Management believes that estimates and valuations are appropriate; however, actual results may differ from those estimates, and the valuations reflected in the accompanying financial statements may differ from the value ultimately realized upon sale or maturity.

Subsequent Events. Management has performed a review for subsequent events through the date this report was issued.

3. INVESTMENT VALUATION AND FAIR VALUE MEASUREMENTS

Investments in affiliated mutual funds within the Waddell & Reed Advisors Funds family are valued at their Net Asset Value ("NAV") as reported by the Underlying Waddell & Reed Funds. Short-term debt securities are valued at amortized cost, which approximates value. Short-term securities are valued based upon closing prices at the close of the NYSE provided by an independent pricing service.

Fair value is defined as the price that each Portfolio would receive upon selling an asset or would pay upon satisfying a liability in an orderly transaction between market participants at the measurement date.

Accounting standards establish a framework for measuring fair value and a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability. Inputs may be observable or unobservable and refer broadly to the assumptions that market participants would use in pricing the asset or liability. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from sources independent of the reporting entity. Unobservable inputs reflect the reporting entity's own assumptions about the factors that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

An individual investment's fair value measurement is assigned a level based upon the observability of the inputs which are significant to the overall valuation.

The three-tier hierarchy of inputs is summarized as follows:

Level 1 – Observable input such as quoted prices, available in active markets, for identical assets or liabilities.

Level 2 – Significant other observable inputs, which may include, but are not limited to, quoted prices for similar assets or liabilities in markets that are active, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the assets or liabilities (such as interest rates, yield curves, volatilities, prepayment speeds, loss severities, credit risks and default rates) or other market corroborated inputs.

Level 3 – Significant unobservable inputs based on the best information available in the circumstances, to the extent observable inputs are not available, which may include assumptions made by the Board or persons acting at their direction that are used in determining the fair value of investments.

A description of the valuation techniques applied to the Portfolios' major classes of assets and liabilities measured at fair value on a recurring basis follows:

Equity Securities. Investments in registered open-end investment management companies will be valued based upon the NAV of such investments and are categorized as Level 1 of the fair value hierarchy.

Short-term Investments. Short-term investments having a maturity of 60 days or less are valued based on quotes that are obtained from an independent pricing service authorized by the Board. These investments are categorized as Level 2 of the fair value hierarchy.

There were no level 3 securities owned during the period ended June 30, 2016. There were no transfers between any levels during the period ended June 30, 2016.

4. INVESTMENT MANAGEMENT AND PAYMENTS TO AFFILIATED PERSONS ($ amounts in thousands)

Under a Distribution and Service Plan for each Portfolio's shares adopted by the Trust pursuant to Rule 12b–1 under the Investment Company Act of 1940, each Portfolio pays a distribution and/or service fee to W&R in an amount not to exceed 0.25% of each Portfolio's average annual net assets. The fee is paid to compensate W&R for amounts it expends in connection with the distribution of the shares and/or provision of personal services to Portfolio shareholders and/or maintenance of shareholder accounts. All other Portfolio expenses are borne by Waddell & Reed Investment Management Company ("WRIMCO"), a wholly owned subsidiary of W&R.

WRIMCO serves as each Portfolio's investment advisor. The Portfolios pay no management fees; however, WRIMCO receives management fees from the Underlying Waddell & Reed Funds. Each Portfolio pays advisory fees to WRIMCO indirectly, as shareholders in the Underlying Waddell & Reed Funds. Likewise, each Portfolio indirectly pays other expenses related to the daily operations of the Underlying Waddell & Reed Funds.

As principal underwriter for each Portfolio's shares, W&R receives sales commissions (which are not an expense of the Portfolios) for each Portfolio's shares. A contingent deferred sales charge ("CDSC") may be assessed against a shareholder's redemption amount and paid to W&R. During the period ended June 30, 2016, W&R received the following amounts in sales commissions and CDSCs:

	Gross Sales Commissions	CDSC	Commissions Paid[1]
InvestEd Growth Portfolio	$243	$—*	$137
InvestEd Balanced Portfolio	186	—*	97
InvestEd Conservative Portfolio	55	—*	28

*Not Shown Due to Rounding

[1]W&R reallowed/paid this portion of the sales charge to financial advisors and selling broker dealers.

5. INVESTMENT SECURITIES TRANSACTIONS ($ amounts in thousands)

For the period ended June 30, 2016, the cost of purchases and the proceeds from maturities and sales of investments securities, other than U.S. Government and short-term securities, were as follows:

	Purchases	Sales
InvestEd Growth Portfolio	$19,259	$ 22,971
InvestEd Balanced Portfolio	31,379	30,324
InvestEd Conservative Portfolio	61,854	55,924

6. CAPITAL SHARE TRANSACTIONS (All amounts in thousands)

The Trust has authorized an unlimited number of no par value shares of beneficial interest. Transactions in shares of beneficial interest were as follows:

Portfolio	Six Months Ended 6-30-16		Year ended 12-31-15	
	Shares	Value	Shares	Value
InvestEd Growth Portfolio				
Shares issued from sale of shares	902	$10,088	1,956	$ 26,074
Shares issued in reinvestment of distributions to shareholders	—	—	1,424	16,593
Shares redeemed	(1,214)	(13,591)	(2,213)	(29,728)
Net increase (decrease)	(312)	$ (3,503)	1,167	$ 12,939

Portfolio	Six Months Ended 6-30-16		Year ended 12-31-15	
	Shares	Value	Shares	Value
InvestEd Balanced Portfolio				
Shares issued from sale of shares	1,426	$ 15,794	2,591	$ 32,522
Shares issued in reinvestment of distributions to shareholders	—	—	1,164	13,255
Shares redeemed	(1,334)	(14,805)	(2,728)	(34,253)
Net increase	92	$ 989	1,027	$ 11,524
InvestEd Conservative Portfolio				
Shares issued from sale of shares	1,626	$ 16,728	2,799	$ 32,039
Shares issued in reinvestment of distributions to shareholders	—	—	817	8,468
Shares redeemed	(1,062)	(10,902)	(2,419)	(27,526)
Net increase	564	$ 5,826	1,197	$ 12,981

7. INTERFUND LENDING PROGRAM

Pursuant to an exemptive order issued by the SEC ("Order"), the Trust and the Advisors Fund Complex (Waddell & Reed Advisors Funds, Ivy Funds and Ivy Funds Variable Insurance Portfolios; referred to with the Funds for purposes of this section as Funds) have the ability to lend money to, and borrow money from, each other pursuant to a master interfund lending agreement ("Interfund Lending Program"). Under the Interfund Lending Program, the Funds may lend or borrow money for temporary purposes directly to or from one another (each an "Interfund Loan"), subject to meeting the conditions of the Order. The interest rate to be charged on an Interfund Loan is the average of the overnight repurchase agreement rate and the short-term bank loan rate. The Funds made no Interfund Loans under the Interfund Lending Program during the period ended June 30, 2016.

8. AFFILIATED COMPANY TRANSACTIONS (All amounts in thousands)

A summary of the transactions in affiliated companies during the period ended June 30, 2016 follows:

	12-31-15 Share Balance	Purchases at cost	Sales at Cost	Realized Gain/(Loss)[1]	Distributions Received	6-30-16 Share Balance	6-30-16 Value
InvestEd Growth Portfolio							
Ivy Limited-Term Bond Fund, Class R6	—	$ 14,577	$ 157	$ —*	$ 19	1,322	$ 14,486
Waddell & Reed Advisors Cash Management, Class A	14,776	421	15,198	—	1	—	—
Waddell & Reed Advisors Core Investment Fund, Class Y	463	94	173	(3)	—	450	2,755
Waddell & Reed Advisors Dividend Opportunities Fund, Class Y	96	55	86	(1)	8	94	1,419
Waddell & Reed Advisors Global Growth Fund, Class Y	3,188	1,229	1,854	345	—	3,099	33,809
Waddell & Reed Advisors New Concepts Fund, Class Y	2,853	1,040	1,879	(17)	—	2,770	29,030
Waddell & Reed Advisors Small Cap Fund, Class Y	679	378	694	(17)	—	659	10,967
Waddell & Reed Advisors Value Fund, Class Y	105	47	87	(2)	—	102	1,367
Waddell & Reed Advisors Vanguard Fund, Class Y	4,281	1,418	2,347	191	—	4,165	40,982
				$496	$ 28		$ 134,815
InvestEd Balanced Portfolio							
Ivy Limited-Term Bond Fund, Class R6	—	25,330	190	—*	32	2,304	25,255
Waddell & Reed Advisors Cash Management, Class A	24,989	792	25,779	—	2	—	—
Waddell & Reed Advisors Core Investment Fund, Class Y	5,479	1,243	1,054	22	—	5,509	33,717
Waddell & Reed Advisors Dividend Opportunities Fund, Class Y	109	69	50	2	10	110	1,653
Waddell & Reed Advisors Global Bond Fund, Class Y	6,900	1,104	752	17	216	6,997	25,469
Waddell & Reed Advisors Global Growth Fund, Class Y	2,628	1,125	737	236	—	2,642	28,825
Waddell & Reed Advisors New Concepts Fund, Class Y	878	355	297	10	—	883	9,252
Waddell & Reed Advisors Value Fund, Class Y	237	118	100	2	—	239	3,185
Waddell & Reed Advisors Vanguard Fund, Class Y	3,379	1,243	1,030	46	—	3,397	33,427
				$335	$260		$160,783

	12-31-15 Share Balance	Purchases at cost	Sales at Cost	Realized Gain/(Loss)[1]	Distributions Received	6-30-16 Share Balance	6-30-16 Value
InvestEd Conservative Portfolio							
Ivy Limited-Term Bond Fund, Class R6	—	$42,001	$ 165	$ —*	$ 53	3,834	$42,026
Waddell & Reed Advisors Cash Management, Class A	36,452	8,248	44,699	—	4	—	—
Waddell & Reed Advisors Core Investment Fund, Class Y	5,766	7,282	3,152	158	—	6,448	39,459
Waddell & Reed Advisors Global Bond Fund, Class Y . .	7,248	3,269	7,802	(525)	180	6,079	22,126
Waddell & Reed Advisors Value Fund, Class Y	374	1,054	452	21	—	420	5,605
				$(346)	$237		$109,216

*Not Shown Due to Rounding

(1)Included in Realized Gain/Loss, if applicable, are distributions from capital gains from the underlying securities.

9. REGULATORY AND LITIGATION MATTERS

On July 24, 2006, WRIMCO, W&R and WRSCO (collectively, "Waddell & Reed") reached a settlement with the SEC to resolve proceedings brought in connection with its investigation of frequent trading and market timing in certain Waddell & Reed Advisors Funds.

Under the terms of the SEC's cease-and desist order (the "SEC Order"), pursuant to which Waddell & Reed neither admitted nor denied any of the findings contained therein, among other provisions Waddell & Reed agreed to pay $40 million in disgorgement and $10 million in civil money penalties.

Pursuant to the terms of the SEC order, the $50 million in disgorgement and civil penalties, plus accrued interest (the "Fair Fund"), must be distributed in accordance with a distribution plan developed by an independent distribution consultant, in consultation with W&R and as approved by the SEC, using a distribution methodology acceptable to the Funds' Disinterested Trustees. The SEC Order also required that the independent distribution consultant develop the distribution methodology pursuant to which Fund shareholders shall receive their proportionate share of losses, if any, suffered by the Funds due to market timing. On July 15, 2014, the SEC ordered that the Fair Fund be distributed to investors as provided for in the distribution plan.

The foregoing is only a summary of the SEC Order. A copy of the SEC Order and the distribution plan are available on the SEC's website at www.sec.gov.

10. FEDERAL INCOME TAX MATTERS ($ amounts in thousands)

For Federal income tax purposes, cost of investments owned at June 30, 2016 and the related unrealized appreciation (depreciation) were as follows:

Portfolio	Cost of Investments	Gross Appreciation	Gross Depreciation	Net Unrealized Appreciation
InvestEd Growth Portfolio	$144,502	$ 65	$ 9,423	$ (9,358)
InvestEd Balanced Portfolio	171,207	285	10,292	(10,007)
InvestEd Conservative Portfolio	118,266	189	8,635	(8,446)

For Federal income tax purposes, the Portfolios' distributed and undistributed earnings and profit for the year ended December 31, 2015 and the post-October and late-year ordinary activity updated with information available through the date of this report were as follows:

Portfolio	Undistributed Ordinary Income	Undistributed Long-Term Capital Gains	Post-October Capital Losses Deferred	Late-Year Ordinary Losses Deferred
InvestEd Growth Portfolio	$ 393	$12,766	$—	$—
InvestEd Balanced Portfolio	1,468	11,757	—	—
InvestEd Conservative Portfolio	1,443	4,715	—	—

Internal Revenue Code regulations permit each Portfolio to elect to defer into its next fiscal year capital losses and certain specified ordinary items incurred between each November 1 and the end of its fiscal year. Each Portfolio is also permitted to defer into its next fiscal certain ordinary losses that generated between each January 1 and the end of its fiscal year.

The tax character of dividends and distributions paid during the two fiscal years ended December 31, 2015 and 2014 were as follows:

Portfolio	December 31, 2015		December 31, 2014	
	Distributed Ordinary Income[1]	Distributed Long-Term Capital Gains	Distributed Ordinary Income[1]	Distributed Long-Term Capital Gains
InvestEd Growth Portfolio	$ 575	$16,018	$2,035	$15,943
InvestEd Balanced Portfolio	2,066	11,204	3,007	12,646
InvestEd Conservative Portfolio	1,934	6,534	3,515	4,966

[1]Includes short-term capital gains distributed, if any.

Proxy Voting Guidelines

A description of the policies and procedures the underlying Waddell & Reed Advisors Funds uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling 1.888.WADDELL and (ii) on the Securities and Exchange Commission's ("SEC") website at www.sec.gov.

Proxy Voting Records

Information regarding how the InvestEd Portfolios and the underlying funds, as applicable, voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available on Form N-PX through Waddell & Reed's website at www.waddell.com and on the SEC's website at www.sec.gov.

QUARTERLY PORTFOLIO SCHEDULE INFORMATION

Portfolio holdings can be found on the Trust's website at www.waddell.com. Alternatively, a complete schedule of portfolio holdings of each Portfolio for the first and third quarters of each fiscal year is filed with the SEC and can be found on the Trust's Form N-Q. These holdings may be viewed in the following ways:

- On the SEC's website at www.sec.gov.
- For review and copy at the SEC's Public Reference Room in Washington, DC. Information on the operations of the Public Reference Room may be obtained by calling 1.800.SEC.0330.

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INVESTED PORTFOLIOS

InvestEd Growth Portfolio

InvestEd Balanced Portfolio

InvestEd Conservative Portfolio

1.888.WADDELL

Visit us online at www.waddell.com

Investors should consider the investment objectives, risks, charges and expenses associated with the InvestEd Plan carefully before investing. This and other information is found in the InvestEd Portfolios' prospectus, the InvestEd Plan Program Overview and the Ivy Funds InvestEd 529 Plan Account Application, an additional copy of which can be obtained from your financial advisor. Please read these materials carefully before investing.

An investor should also consider, before investing, whether the investor's or designated beneficiary's home state offers any state tax or other benefits that are only available for investments in such state's 529 college savings plan.

SEMIANN-INVESTED (6-16)